DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES                                      NEWPORT BEACH

 IRVINE                                                    SANTA MONICA

HONG KONG                                          SWITZERLAND

Ritz Carlton Annex

(213) 400-200/fax (310) 301-3370

Respond To:

P.O. Box 12009

Marina Del Rey, CA

90295-3009

 November 15, 2012

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention Tonya Aldave

Re:  JuQun, Inc.- Form 10 Filed :2012-11-05

We are diligently working on the changes suggested in the form 10 filing for JuQun, Inc., and expect to have an amendment filed shortly.

You may reach me at 213 400 2007, if you have questions or desire more information in the interim.

Thank you for your assistance in this matter.

Best regards,

/s/

Don Davis

for the Law Offices of Davis & Associates.